Denison Mines Corp.
1100 – 40 University Ave
Toronto, ON M5J 1T1
www.denisonmines.com
@DenisonMinesCo

PRESS RELEASE

DENISON ANNOUNCES FILING OF TECHNICAL REPORT
FOR WHEELER RIVER PEA

Toronto, ON – May 12, 2016 Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) today announces that it filed a technical report under Canadian Securities Administrators' National Instrument 43-101 Standard of Disclosure for Mineral Projects for its 60% owned Wheeler River Project in Saskatchewan titled "Preliminary Economic Assessment for the Wheeler River Uranium Project, Saskatchewan, Canada" dated April 8, 2016 with an effective date of March 31, 2016.

The technical report is posted on the Company's website at www.denisonmines.com and is available under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

This report supports the disclosure made by the Company in its news release dated April 4, 2016, "Denison reports results from Wheeler River PEA, including pre-tax IRR of +20% at current uranium prices and initial capex of CAD$336m" (the "News Release") and there are no material differences in the technical report from the information disclosed in the News Release.

As outlined in the News Release, the Preliminary Economic Assessment (“PEA”) considers the potential economic merit of co-developing the high-grade Gryphon and Phoenix deposits, on Denison’s 60% owned Wheeler River project, as a single underground mining operation, and assumes processing at Denison’s 22.5% owned McClean Lake mill, which is located in the infrastructure rich eastern portion of the Athabasca Basin. The PEA returned a base case pre-tax Internal Rate of Return (“IRR”) of 20.4% at current uranium prices, based on today’s long term contract price for uranium, and Denison’s share of estimated initial capital expenditures (“CAPEX”) of CAD$336M (CAD$560M on 100% ownership basis).

Highlights of the PEA:

●
Current uranium price: Base case scenario uses today’s long term contract price for uranium of US$44 per pound of U3O8, leading to a pre-tax IRR of 20.4% and a pre-tax Net Present Value (“NPV”) of CAD$513M (Denison’s share CAD$308M);
●
Exposure to rising uranium price: Strong profitability at today’s price offers lower risk exposure to rising prices, as evidenced by a US$62.60 per pound U3O8 production case scenario resulting in a pre-tax IRR of 34.1% and pre-tax NPV of CAD$1,420M (Denison’s share CAD$852M);
●
Strategic development plan: Designed to minimize risk, generate higher up-front margins, and reduce initial capital funding requirements – by development of the conventionally mined basement hosted Gryphon deposit first, followed by the unconformity hosted Phoenix deposit;
●
Existing infrastructure & reduced risk: Decreased project risk, capex, and schedule by utilizing existing infrastructure in the eastern Athabasca Basin (including excess milling capacity, provincial highways, and the provincial power grid), justifying an 8% discount rate, and leading to an initial project CAPEX of CAD$560M (Denison’s share CAD$336M);
●
Cash operating costs: The Gryphon deposit is expected to produce 40.7 million pounds U3O8, over a seven year mine life, at a cash operating cost of USD$14.28 per pound U3O8. The Phoenix deposit is expected to produce 64.0 million pounds U3O8, over a nine year mine life, at a cash operating cost of USD$22.15 per pound U3O8;

●
Resource upside: Ability to incorporate potential mineral resource growth at the Gryphon deposit, as demonstrated by the high-grade intersections previously reported from the winter 2016 exploration program (not included in the PEA), including drill holes WR-641, with 3.9% eU3O8, over 9.2 metres, and WR-633D1, with 1.7% eU3O8 over 7.6 metres including 6.3% eU3O8 over 1.7 metres (see Denison news release dated March 10, 2016).
The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Additional definition drilling is required to improve the confidence in the existing mineral resources estimated for the Gryphon deposit, and is expected to be completed as the Company advances the project towards the completion of a Pre-Feasibility study (“PFS”).

Qualified Person

The disclosure of a scientific or technical nature contained in this news release was reviewed and approved by Peter Longo, P. Eng, MBA, PMP, Denison’s Vice-President, Project Development, who is a Qualified Person in accordance with the requirements of NI 43-101.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan. Including its 60% owned Wheeler River project, which hosts the high grade Phoenix and Gryphon uranium deposits, Denison's exploration portfolio consists of numerous projects covering over 350,000 hectares in the eastern Athabasca Basin. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 61.55% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, and a 90% interest in the Dome project in Namibia. Denison has recently entered into an agreement with GoviEx Uranium Inc. (GXU: CSE) to sell its African interests, with an expected closing date in May, 2016

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates  (416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane  (604) 689-7842
Investor Relations

Follow Denison on Twitter  @DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or the negatives and / or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”. In particular, this press release contains forward-looking information pertaining to the results of, and estimates, assumptions and projections provided in, the PEA, including future market prices, costs and capital expenditures. Statements relating to "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but there can be no assurance that such statements will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the “Risk Factors” in Denison’s Annual Information Form dated March 24, 2016 available under its profile at www.sedar.com and its Form 40-F available at www.sec.gov/edgar.shtml. These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in its expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.